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                            July 15, 2021

       Shannon Masjedi
       Chief Executive Officer
       Pacific Ventures Group, Inc.
       117 West 9th Street, Suite 316
       Los Angeles, California 90015

                                                        Re: Pacific Ventures
Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-253846

       Dear Ms. Masjedi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. Please update your interim financial statements through March 31, 2021. Refer to Rule 8-
                                                        08 of Regulation S-X.
Please also update Management   s Discussion and Analysis of
                                                        Financial Condition and
Results of Operations for the most recently completed quarter ended March 31, 2021.
 Shannon Masjedi
FirstName  LastNameShannon
Pacific Ventures Group, Inc. Masjedi
Comapany
July       NamePacific Ventures Group, Inc.
     15, 2021
July 15,
Page  2 2021 Page 2
FirstName LastName
2. We note your response to prior comment two. Please have counsel date the opinion as of a more recent date and fill in the blank for the number of shares offered in your offering.
        You may contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing